Shoe Pavilion, Inc. Provides Second Quarter 2007 Business Update

Sherman Oaks, Calif. – July 31, 2007 – Shoe Pavilion, Inc. (Nasdaq: SHOE) today provided a business update for its second quarter ended June 30, 2007.

Net sales for the second quarter of fiscal 2007 were $37.5 million and comparable store sales decreased by 1.0%. The Company expects a net loss for the second quarter of approximately $1.0 million to $1.2 million, or $0.10 to $0.12 per diluted share. Previous guidance for the second quarter of fiscal 2007 was for net sales to range between $37.0 million and $39.0 million, for comparable store sales to increase 2% to 3% and for net income to be approximately $0.01 to $0.02 per diluted share.

Results for the second quarter were negatively impacted by lower than expected sales at the Company's newest stores opened in the last 12 months. The 24 stores opened in 2006 generated sales that were below the Company's expectations for that group of stores. These new stores accounted for a majority of the expected second quarter operating loss. Six of the 24 stores opened in 2006 were included in the comparable store base in the second quarter and their inclusion resulted in the decrease in comparable store sales. Excluding these six stores, comparable store sales increased 1.5%. In addition, the Company exceeded budgeted expenses by approximately $700,000, primarily due to higher than expected legal and accounting fees, freight out, store supplies and store payroll.

Dmitry Beinus, Chief Executive Officer, stated, "Our results for the second quarter are lower than we initially anticipated as a result of outside factors which continue to affect the 24 stores opened in the last year. Most of the stores we rolled out in 2006 were in new shopping centers where we have experienced slower than expected traffic due to ongoing construction as well as it taking longer than planned for other retailers to open stores at those centers. In addition, several of the stores were in new regions where we lacked critical mass. Our near-term goal is to open new stores only in existing markets to boost the economies of scale and the leveraging effects of our cluster strategy."

"Despite the recent performance of our stores opened in the last year, it is important to note that our core business continues to perform well. While we experienced lower than planned sales at our newer stores, we were able to achieve a 1.5% increase in comparable store sales, excluding six stores opened in 2006, and a 19.5% increase in net sales versus the second quarter of 2006. As a group stores that were opened before January 1, 2006, met our expectations and generated strong increases in both sales and operating income for the quarter. Based on the results achieved across our store base, we continue to be confident in our merchandise strategy and assortment. In addition, we continue to believe our newer stores will ramp up to generate sales growth and operating margin in line with our more mature stores, just over a longer period of time than we had originally expected."

About Shoe Pavilion

Shoe Pavilion is an independent off-price footwear retailer. We offer a broad selection of women's, men's and children's designer label and name brand footwear, typically at 20% to 60% below department store regular prices for the same shoes. We currently operate 108 stores in California, Washington, Oregon, Arizona, Nevada, Texas and New Mexico. More information on Shoe Pavilion can be found by visiting the Company's web site at www.shoepavilion.com.

Business Risks and Forward Looking Statements

This press release contains forward-looking statements relating to, among other things, results deemed to be achievable by management in 2007 and store opening plans. Sales and earnings trends are also affected by many other factors including, among others, the performance of existing and newly-opened stores, world and national political events, including general economic conditions, the effectiveness of our promotions and merchandising strategies, the efficient operation of our supply chain, including the support of our key vendors, our effective management of business risks, including litigation, and competitive factors applicable to our retail markets.

In light of these risks, the forward-looking statements contained in this press release are not guarantees of future performance and in fact may not be realized. Our actual results could differ materially and adversely from those expressed in this press release. Further, the statements made by us above represent our views only as of the date of this press release, and it should not be assumed that the statements made herein remain accurate as of any future date. We do not presently intend to update these statements prior to our next quarterly earnings release and undertake no duty to any person to effect any such update under any circumstances.

Investors are also urged to review carefully the discussion under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 30, 2006, which has been filed with the Securities and Exchange Commission and may be accessed through the EDGAR database maintained by the SEC at www.sec.gov.